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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of August 2001

                        Commission File Number 001-15473


                                  OPENTV CORP.

             (Exact name of Registrant as specified in its charter)

                                 Not Applicable

                 (Translation of Registrant's name into English)

                             British Virgin Islands

                 (Jurisdiction of incorporation or organization)

                            401 East Middlefield Road
                             Mountain View, CA 94043
                                 (650) 429-5500

                    (Address of principal executive offices)

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     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  [X]                    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

     Yes  [_]                          No  [X]

     If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

     Not applicable.

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                        REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF AUGUST 2001

                        SECOND QUARTER FINANCIAL RESULTS

         OpenTV Corp., a British Virgin Islands international business company (the "Company"), issued a press release dated July 26, 2001 (the "Press Release") announcing its quarterly results for the quarter ended June 30, 2001. The Press Release is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

         On May 1, 2001, the Company filed with the Securities and Exchange Commission (the "SEC"), a presentation (the "2001 First Quarter Presentation") relating to the Company's quarterly earnings conference call for the period ended March 31, 2001 that was held on April 26, 2001. For the Company's quarterly period ended June 30, 2001 and for any future quarterly periods, the Company does not intend to file presentations similar to the 2001 First Quarter Presentation with the SEC on Form 6-K or otherwise; however, in conjunction with any future quarterly earnings conference calls, the Company intends to make each presentation relating to such quarterly earnings conference calls which is similar to the 2001 First Quarter Presentation available through the OpenTV website at www.opentv.com., and the Company intends to make each such presentation available on the OpenTV website for approximately five business days after the date of the quarterly earnings conference call to which it relates. The Company's 2001 First Quarter Presentation is superceded in its entirety by the information provided by the Company during its quarterly earnings conference call for the period ended June 30, 2001 and the Company undertakes no obligation to update the 2001 First Quarter Presentation with this Form 6-K filing or otherwise.


EXHIBITS


EXHIBIT NO.           DESCRIPTION
-----------           -----------

   10.1               Press Release dated July 26, 2001.







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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        OpenTV Corp.
                                        (Registrant)



             Date:  August 1, 2001      By: /s/ Scott H. Ray
                                            ------------------------------------
                                            Scott H. Ray
                                            Executive Vice President and Chief
                                            Financial Officer




EXHIBIT INDEX



EXHIBIT       DESCRIPTION
-------       -----------                                       Sequential
                                                                Page Number

 10.1         Press Release dated July 26, 2001.